Exhibit 3.2

AMENDMENT NO. 1
TO THE
CERTIFICATE OF DESIGNATION
OF
SERIES C PREFERRED STOCK
OF
BEACON ENTERPRISE SOLUTIONS GROUP, INC.

Pursuant to Section 78.1955 of Nevada Private Corporations Law

Beacon Enterprise Solutions Group, Inc., a Nevada corporation (the “Corporation”), does hereby certify that:

FIRST: The original articles of incorporation of the Corporation were filed with the Secretary of State of Nevada on May 22, 2000 (the “Original Articles of Incorporation”), amended and restated on February 15, 2008 (the “First Amended Articles of Incorporation”) and amended and restated on April 24, 2008 (the “Second Amended Articles of Incorporation”). The articles of incorporation of the Corporation, as such may be amended or restated from time to time, are the “Articles of Incorporation.”

SECOND: The Certificate of Designation of Series C Preferred Stock (the “Series C Certificate of Designation”) was filed on March 25, 2011.

THIRD: This Amendment No. 1 to the Series C Certificate of Designation (this “Amendment No. 1”) was duly adopted in accordance with the Articles of Incorporation and Section 78.1955 of the Nevada Private Corporations Law (the “NPCL”) by the written consent of the Board of Directors of the Corporation on May 10, 2011 and filed with the Secretary of State of Nevada on May 11, 2011.

FOURTH: 350 shares of Series C Preferred Stock, all of which were designated as Series C-1 Preferred Stock, have been issued as of the date hereof. This Amendment No. 1 does not directly and/or indirectly amend, alter, change, repeal or otherwise adversely affect any of the powers, designations, preferences and rights of the outstanding shares of Series C Preferred Stock.

FIFTH: This Amendment No. 1 makes the following amendments and modifications to the Series C Certificate of Designation:

1.	Article E shall read in its entirety as follows:

E. The Board of Directors has designated 400 shares of Series C Preferred Stock as “Series C-1 Preferred Stock” and 2,000 shares of “Series C-2 Preferred Stock,” each a subseries of Series C Preferred Stock, which shall have the respective rights, privileges and preferences set forth herein.

2.	Article F, Section 3(b) shall be amended to read in its entirety as follows:

(b) Conversion Price. Subject to anti-dilution adjustment as provided in Section 3(d), upon an Optional Conversion pursuant to Section 3(a), the conversion price (the “Conversion Price”) of each share of Series C Preferred Stock shall be $0.75. Upon a conversion pursuant to Section 3(a), all accrued and unpaid dividends on shares of Series C Preferred Stock through the date of conversion shall be paid in additional shares of Common Stock as if such dividends had been paid in additional shares of Series C Preferred Stock (based on their stated value) rounded up to the nearest whole number, and then automatically converted into additional shares of Common Stock in accordance with and pursuant to the terms set forth herein. Each share of Series C Preferred Stock will convert into that number of shares of Common Stock determined by dividing the Stated Value by the Conversion Price, as adjusted at the time of conversion.

3.	Article F, Section 6, second paragraph (definition of “Liquidation”) shall be amended to read in its entirety as follows:
“Liquidation” means any of the following: (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) filing for bankruptcy pursuant to applicable federal and/or state laws, (iii) any actions that directly and/or indirectly are construed as steps in taking the Corporation private, including, but not limited to, the Corporation, any affiliate of the Corporation and/or any person at the direct and/or indirect request of the Corporation buying shares of issued and outstanding Corporation Stock, of the filing of a Form 15, the shares of Common Stock no longer are eligible for quotation on the NASD Bulletin Board, the Corporation’s Board of Directors and/or shareholders meeting and/or through resolutions, adopts or calls a meeting authorizing the Corporation to undertake any of the above such actions (“Going Private Actions”), or (iv) any Change of Control.

4.	Article F, Section 6, fourth paragraph shall be amended to read in its entirety as follows:

The Liquidation Percentage of the Series C-1 Preferred Stock shall be equal to 130%, and the Liquidation Percentage of the Series C-2 Preferred Stock shall be equal to 125%.

5.	The following sentence shall be added as the last sentence of Article F, Section 8:

With respect to shares of Series C-2 Preferred Stock, the dividend payments shall be made in either cash or at the option of the Company through the issuance of additional shares of Series C-2 Preferred Stock in such amount of shares of Series C-2 Preferred Stock equal to the quotient of (i) the dividend amount payment then due, divided by (ii) the Stated Value of one share of Series C-2 Preferred Stock.

IN WITNESS WHEREOF, this Amendment No. 1 to Certificate of Designation of Series C Preferred Stock was duly adopted by the Board in accordance with the Articles of Incorporation and Section 78.1955 of the NPCL and executed as of May 11, 2011.

BEACON ENTERPRISE SOLUTIONS
GROUP, INC.,
a Nevada corporation

By:	/s/ Bruce Widener
Bruce Widener
Chief Executive Officer